FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated August 1, 2017

TRANSLATION
Autonomous City of Buenos Aires, August 1, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement between YPF and the Province of Neuquén

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Merval Listing Regulations.

In that regard, please be informed that an Agreement between YPF S.A. ("YPF" or the "Company") and the Province of Neuquén (the "Agreement") was signed. The Agreement reflects the parties' agreement with respect to the terms for obtaining a Non-Conventional Exploitation Concession in the Rincón del Mangrullo block (the "Block") (see attached map), which will result in an increase in the current activity at the Block, and an extension of the current term, which expires in 2022. With the granting of the new concession, YPF will be able to exploit the Block until 2052, with the possibility of re-extending this term.

Through this Agreement, YPF is committed to invest U.S.$150 million to carry out a pilot program that consists of drilling 13 horizontal wells to continue the development of the Mulichinco formation and investigate other formations, such as Vaca Muerta and Lajas.

The effectiveness of the Agreement is subject to the granting of such concession through the corresponding Decree by the Provincial Executive Branch.

YPF currently has an Investment Agreement with Petrolera Pampa S.A. ("Pampa"), through which the Company operates the area and Pampa participates in the production that comes from certain formations of the Block, with YPF holding 100% of the rights to Vaca Muerta and Quintuco.

In this context, YPF will be the owner of 100% of the new Non-Conventional Exploitation Concession and of the current concession of the Block, continuing with the terms of the Investment Agreement with Pampa applicable to it.

The Rincón del Mangrullo block is located in the center-east of Neuquén, and YPF has a concession of 183 km2.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

Map of Rincón del Mangrullo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 2, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer